

Martin Geijer · 2nd

Owner at Geijer Spirits

San Francisco, California · 347 connections · **Contact info**

 **Geijer Spirits**

San Jose State Univ

Experience

 **Geijer Spirits**
7 yrs

 **Owner**
Jan 2017 – Present · 3 yrs 7 mos
San Francisco Bay Area

It all started with a family recipe and a desire to share our glögg liqueur with the world. This endeavor opened our eyes to the fantastic world of craft spirits. Before we knew it, we were ready to launch a second product with a few more in the works - this enterprise became Geijer Spirits.

Our mission is to continue to bring you new and exciting products at the intersection between Scandinavia and California - old world traditions blended with new world flavors.

 **Owner**
2013 – Present · 7 yrs

 **Corporate FP&A Manager**
Dionex
2007 – 2013 · 6 yrs



Finance Manager
Cisco Systems
2005 – 2007 · 2 yrs

European Support Manager
Dionex (Europe) Management AG
2003 – 2005 · 2 yrs

Financial Analyst
Dionex Corporate
2003 – 2004 · 1 yr

Education



San Jose State University
MBA, Business
1999 – 2000



University of Gävle
MS, Economics
1997 – 1999

Skills & Endorsements

Start-ups · 22



Endorsed by **Jorgen Ericsson, who is highly skilled at this**



Endorsed by **3 of Martin's colleagues at I Corporation**

Strategy · 17



Endorsed by **Jorgen Ericsson and 1 other who is highly skilled at this**



Endorsed by **2 of Martin's colleagues at I Corporation**

Product Management · 15



Endorsed by **Michael Pettigrew, who is highly skilled at this**



Endorsed by **4 of Martin's colleagues at I Corporation**

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